                                                                   Exhibit 99.2
FOR IMMEDIATE RELEASE:                            CONTACT:
October 31, 2001 and Thereafter                   John N. Nelli
                                                  Chief Financial Officer
                                                  (919) 653-1265
                                                  jnelli@tangram.com
                                                  ------------------

                  Tangram Enterprise Solutions Posts Q3 Results

      Reports 14% Sequential Quarterly Revenue Growth Despite Down Economy

Cary, N.C. -- October 31, 2001 -- Tangram Enterprise Solutions, Inc. (NASDAQ:
TESI), a recognized leader in the IT asset management market, today announced third quarter revenues of $3.8 million, representing a 14% increase over the previous quarter ended June 30, 2001. Tangram went on to report a third quarter net loss of $680,000, or $0.04 per share. For the comparable period ended September 30, 2000, the company posted revenues of $4.2 million with a loss of $92,000, or $0.01 per share.

Revenues for the first nine months of 2001 increased 12% to $10.7 million, compared with revenues of $9.5 million for the nine months ended September 30, 2000. For the same comparable nine month period, the company reported a loss of $1.9 million, or $0.11 per share, compared to a loss of $3.9 million, or $0.24 per share, for the nine months ended September 30, 2000.

The company's third quarter results reflect continued weak economic conditions in the global market place, exacerbated by heightened economic uncertainties related to the events of September 11. "While we did not achieve our Q3 breakeven performance objective, we are pleased to have realized a quarter-to-quarter revenue increase, as well as a modest year-to-year growth, during these difficult economic times," said Norm Phelps, president and CEO of Tangram. "We believe this accomplishment is in direct relation to the market's acceptance of our recently released asset management solution, Enterprise Insight(TM), as well as the overall recognition of the strategic value and importance of lifecycle asset management."

Tangram will host an investor conference call October 31, 2001 at 11:00 a.m.
(EDT) to discuss third quarter results. To access the live call, please dial 1-800-388-8975 approximately ten minutes prior to the start of the call or visit Tangram's Web site at www.tangram.com. A replay of the call will be available through Tangram's Web site for 14 days following the call. Additionally, the replay can be accessed by phone approximately one hour after the call's conclusion by dialing 1-800-428-6051, passcode 214664, and will remain available until 2:00 p.m. (EDT) on November 7.

About Tangram

With a client base including 24% of the Fortune 100, Tangram Enterprise Solutions, Inc. is a leading provider of IT asset management solutions for large and midsize organizations across all industries, in both domestic and international markets. Tangram's core business strategy and operating philosophy center on delivering world-class customer care, creating a more personal and productive IT asset management experience through a phased solution implementation, providing tailored solutions that support evolving customer needs, and maintaining a leading-edge technical position. Today, Tangram's solutions manage more than 2 million workstations, servers, and other related assets. Tangram is a partner company of Safeguard Scientifics, Inc. (www.safeguard.com) (NYSE: SFE), a leader in identifying, developing, and operating premier technology companies in the Internet infrastructure market with a focus on three sectors: software, communications, and eServices. To learn more about Tangram, visit www.tangram.com, or call 800.4TANGRAM.

                                    - MORE -

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TANGRAM POSTS Q3 RESULTS    Page 2 of 2


                            Statements of Operations
                    (in thousands, except per share amounts)


                                     Three Months ended September 30   Nine Months ended September 30
                                         2001           2000              2001        2000
                                     --------------------------------------------------------------
Revenues:
    Licenses and product             $   1,759       $   2,585         $  4,687      $  4,464
    Services                             2,020           1,654            5,977         5,069
                                     --------------------------------------------------------------
Total revenues                           3,779           4,239           10,664         9,533
Cost of revenues                         1,259             962            3,050         3,137
                                     --------------------------------------------------------------

Gross profit                            2,520           3,277            7,614         6,396

Operating expenses:

    Sales and marketing                  1,518           1,782            4,775         5,126
    General and administrative             887             648            2,352         2,614
    Research and development               748             865            2,230         2,482
                                     --------------------------------------------------------------
Total operating expenses                 3,153           3,295            9,357        10,222
                                     --------------------------------------------------------------

Loss from operations                      (633)            (18)          (1,743)       (3,826)

Other expense                              (47)            (74)            (130)         (104)
                                     --------------------------------------------------------------

Loss before income taxes                  (680)            (92)          (1,873)       (3,930)
Provision for income taxes                   0               0                0             0
                                     --------------------------------------------------------------
Net loss                             $    (680)      $     (92)        $ (1,873)     $ (3,930)
                                     ==============================================================

Loss per common share:
      Basic and diluted              $   (0.04)      $   (0.01)        $  (0.11)     $  (0.24)
                                     ==============================================================

Weighted average number of
    common shares outstanding:
      Basic and diluted**               19,406          16,379           18,746        16,223
                                     ==============================================================


      **Weighted average number of common shares outstanding on a diluted basis for the three and nine month periods ended September 30, 2001 and 2000 does not include common stock equivalents because the effect of inclusion of the exercise of stock options would be to reduce the loss per common share.

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